Exhibit 4.4

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 13, 2016, among Rhiag-Inter Auto Parts Italia S.p.A. (the “Guaranteeing Subsidiary”), a subsidiary of LKQ Corporation, a Delaware corporation (“Parent”), LKQ Italia Bondco S.p.A., a joint stock company (società per azioni) organized under the laws of the Republic of Italy (the “Issuer”), Parent and BNP Paribas Trust Corporation UK Limited, as trustee under the Indenture referred to below (the “Trustee”).
W I T N E S S E T H
WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture, dated as of April 14, 2016 (the “Indenture”), providing for the issuance of the Issuer’s 3.875% Senior Notes due 2024 (the “Notes”);
WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s payment obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and
WHEREAS, pursuant to Section 8.01 of the Indenture, the Parent, the Issuer and the Guaranteeing Subsidiary and the Trustee are authorized to execute and deliver this Supplemental Indenture.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1.    CAPITALIZED TERMS. Unless otherwise specified herein, capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
In this Supplemental Indenture:

“Credit Support” means with respect to the Guaranteeing Subsidiary that has carried out a Whitewash Procedure, the security interests granted by such Guaranteeing Subsidiary pursuant to the Note Guarantee.

“Whitewash Procedure” means the “whitewash procedure” under Article 2358 of the Italian Civil Code.
2.    AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article Ten thereof.
The Note Guarantee of the Guaranteeing Subsidiary, as consequence of applicable Italian corporate law limitations and in accordance with the Whitewash Procedure, will not exceed at any time, the amount described below.

The Note Guarantee will not exceed at any time an aggregate amount equal to the sum of:

(i)
the aggregate principal amount of any intercompany loans, or other financial support in any form, advanced or granted from time to time to the Guaranteeing Subsidiary (or any of its direct or indirect subsidiaries pursuant to article 2359 of the Italian Civil Code) by the Issuer (whether directly or indirectly) since the Issue Date or outstanding on the Issue Date, as resulting from time to time from the latest financial statements (bilancio di esercizio) of the Guaranteeing Subsidiary duly approved by the shareholders meeting of the Guaranteeing Subsidiary and/or any of its direct or indirect subsidiaries, as the case may be- notwithstanding any subsequent repayment, reduction or cancellation; and

(ii)
the aggregate principal amount drawn by the Guaranteeing Subsidiary (or any of its direct or indirect subsidiaries pursuant to article 2359 of the Italian Civil Code) under any facility agreement (including the Senior Secured Credit Facility) to which the Guaranteeing Subsidiary has acceded as a result of the commitment of the Parent (or any of its direct or indirect subsidiaries) and/or the Issuer notwithstanding any subsequent repayment, reduction or cancellation; and

The maximum amount that the Guaranteeing Subsidiary may be required to pay in respect of its obligations as Guarantor under the Note Guarantee shall not exceed at any time, the amount of the Credit Support approved by the shareholders’ meeting of the Guaranteeing Subsidiary held on May 30, 2016. In the context of the Whitewash Procedure, pursuant to Article 2358, paragraph 6, of the Italian Civil Code, the ability of holders of the Notes to recover on the Credit Support will be limited to an amount not greater than the distributable profits and the available reserves set out in the most recent “duly approved financial statements” of the Guaranteeing Subsidiary.

Pursuant to Article 1938 of the Italian Civil Code, if a personal guarantee is issued to guarantee conditional or future obligations, the guarantee must be limited to a maximum amount. In this respect, the maximum amount that the Guaranteeing Subsidiary may be required to pay in respect of its obligations as Guarantor under the Note Guarantee shall not exceed an amount equal to 120% of the aggregate principal amount of the Notes.

The Note Guarantee will:

(a)	be a general senior unsecured obligation of the Guaranteeing Subsidiary;

(b)	rank pari passu in right of payment to any existing or future obligations of the Guaranteeing Subsidiary that are not subordinated in right of payment to its Note Guarantee;

(c)	rank senior in right of payment to any future indebtedness of the Guaranteeing Subsidiary that is subordinated in right of payment to its Note Guarantee;

(d)
be effectively subordinated to any existing or future obligations of the Guaranteeing Subsidiary that are secured by property or assets that do not secure its Note Guarantee, to the extent of the value of the property and assets securing such obligations; and

(e)	be subject to the limitations described in this Supplement Indenture.

3.    RELEASES. The Note Guarantee shall be automatically and unconditionally released and discharged in accordance with Section 10.03 of the Indenture.
4.    NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator member of the Board of Directors or holder of Capital Stock of the Issuer or of any Guarantor, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, this Supplemental Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability.
5.    THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
6.    SUBMISSION TO JURISDICTION. Each of the parties hereto hereby incorporates by reference Section 11.09 of the Indenture.

7.    EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
8.    THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.
9.    GENERAL PROVISIONS. This Supplement Indenture to be entered by exchange of correspondence. Should a “Caso d’uso”, or an “Enunciazione” or a voluntary registration be triggered after the date hereof, then the relevant applicable registration tax shall be entirely borne by the party that has triggered the “Caso d’uso” or “Enunciazione” or voluntary registration.
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